January 24, 2008

Via EDGAR & Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC  20549
Attn:	Anne Nguyen Parker
Division of Corporation Finance
Re:	Storm Cat Energy Corporation
Amendment No. 1 to Form S-1
File No. 333-147023
Filed December 14, 2007
Dear Ms. Parker:

On behalf of Storm Cat Energy Corporation (“Storm Cat,” the “Company,” we” or “our”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) December 28, 2007 comment letter addressed to the undersigned (the “Comment Letter”), we are responding below to the Staff’s comments with respect to Storm Cat’s Amendment No. 1 to Form S-1 filed with the Commission on December 14, 2007 (the “S-1” or “Registration Statement”).  The Company is filing concurrently with this letter Amendment No. 2 to the S-1, which generally updates certain information therein.  Our responses below to the Staff’s comments are numbered to correspond to the numbering of the comments in the Comment Letter.  The responses provided herein are based on discussions with, and information furnished by, Storm Cat and its advisors.

We believe our responses below are fully responsive to the Comment Letter and we would greatly appreciate your review of our analysis set forth in this letter.

General

1.         Comment:  We note your response to our prior comment 1 and reissue it.  We note that you are registering 21,882,826 shares for resale, and that under the currently effective S-1 (333-141002) you are registering 20,920,529 shares for resale.  All of these shares are issuable in conjunction with the January and the March 2007 private placement of convertible notes.  Given the size of the registered offerings relative to the number of shares outstanding held by non-affiliates, and the nature of the registered offerings and the selling security holders, the transaction appears to be a primary offering.  Since you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct the current offering on a delayed or continuous basis under Rule 415(a)(1)(x) and therefore not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  As such, you must file a registration statement for the “resale” offering at the time of each conversion or exercise or issuance of stock received as interest payments or for liquidated damages.  You must register each transaction on the form you are eligible to use to register the transaction as a primary offering.  At the time you file such registration statement(s), you must identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

Response:

As our counsel, Chalyse Robinson and Richard Mattera, noted during a phone call with the Staff on January 16, 2008, the Company respectfully submits that the resale of the 21,882,826 common shares to be issued upon the conversion of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes purchased by the selling shareholders in private placement transactions is appropriately a secondary offering and not a primary offering on behalf of the Company.  In this regard, we note, initially, that each of the selling shareholders has held their securities for at least nine months, and in the case of the Series A Subordinated Convertible Notes, the selling shareholders have held their securities for over eleven months.  In addition, the Company does not purport to offer securities itself and the selling shareholders do not include any parent or subsidiary of the Company and only one of the selling shareholders, Trapeze Capital Corp. and Trapeze Asset Management Inc. (collectively, “Trapeze”), is an affiliate of the Company.  Prior to purchasing the convertible notes, Trapeze already held 13,767,776 common shares, plus 2,126,582 common share purchase warrants, each exercisable to purchase a common share at a price of CDN$1.90 per share, which at the time these common shares and warrants were purchased, September 27, 2006, represented approximately 23.85% of our outstanding shares.  Trapeze participated in the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes private placements to prevent dilution of its investment in the Company.  Trapeze has never sold any of the securities that it has purchased from the Company.  Therefore, Trapeze has already demonstrated that it is a long-term holder of Storm Cat securities and is not acting as a conduit to distribute Company securities to the public.  Furthermore, it is unlikely that any of the selling shareholders will convert their Series A Subordinated Convertible Notes or Series B Subordinated Convertible Notes into common shares in the near future because the conversion price of $1.17 per share is far above the current market price for the common shares.  On January 18, 2008, the closing price of our common shares on the American Stock Exchange was $0.75.

Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant.  The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) all the securities will be offered or sold solely by security holders of the Company and not by the Company; and (ii) none of the security holders is acting on behalf of the Company.

The SEC’s Manual of Publicly Available Telephone Interpretations sets forth six factors which an issuer should analyze to determine the application of Rule 415.1  The Company has analyzed these factors, and believes this analysis provides further confirmation that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

    A.              HOW LONG THE SELLING SHAREHOLDERS HAVE HELD THE SECURITIES.

      The selling shareholders have held the Series A Subordinated Convertible Notes for approximately eleven months and have held the Series B Subordinated Convertible Notes for approximately nine months.  In each case, the selling shareholder has been subject to the full economic and market risks of ownership, with no assurance of the shareholder’s ability to sell the Series A Subordinated Convertible Notes or the Series B Subordinated Convertible Notes or the common shares to be issued upon the conversion of the Series A Subordinated Convertible Notes or the Series B Subordinated Convertible Notes, either in a liquid market - or at all.  This situation is contrary to that of a shareholder that undertakes the purchase of common shares “with a view to distribution” or otherwise on behalf of the Company.

B.	THE CIRCUMSTANCES UNDER WHICH THE SELLING SHAREHOLDERS ACQUIRED THE SHARES.

All the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes were sold to the selling shareholders pursuant to the terms of the January 19, 2007 private placements.  The transaction documents that were executed in connection with the private placement transactions of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes (all of which were filed as exhibits to the Company’s periodic reports filed under the Securities Exchange Act of 1934, as amended) included, among others, the Series A Note Purchase Agreement, the Series B Note Purchase Agreement, a registration rights agreement and forms of the Series A Subordinated Convertible Note and the Series B Subordinated Convertible Note.  Selling shareholders were also required to complete a selling securityholder questionnaire making various representations, warranties and certifications to the Company with respect to, among other things, the intended plan of distribution.

Despite the large number of common shares that may be issued to a selling shareholder, there are a number of provisions in the transaction documents that limit the number of common shares that may be sold by a selling shareholder at any given time.  The Series A Note Purchase Agreement and the Series B Note Purchase Agreement restricts the right of the selling shareholders from converting either the Series A Subordinated Convertible Notes or the Series B Subordinated Convertible Notes issued in the private placement transactions to the extent that such conversion would result in beneficial ownership of the selling shareholder and its affiliates of more than 9.99% of the then outstanding number of shares of the Company’s common shares on such date, which may be increased up to 19.99% in certain circumstances.  In addition, under the registration rights agreement, the Company has an ongoing obligation to maintain an effective Registration Statement for the common shares issuable upon the conversion of the Series A Subordinated Convertible Notes or the Series B Subordinated Convertible Notes, which is perpetual.

Furthermore, the plan of distribution for the common shares issuable upon the conversion of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes is restricted and the Company obtained a number of representations from each selling shareholder in the transaction documents and in a selling securityholder questionnaire completed by each selling shareholder.  Each of the selling shareholders has represented to the Company, among other things, that (a) they have acquired the securities to be registered for resale under the Registration Statement in the ordinary course of business and (b) at the time of purchase of the securities registered for resale under the Registration Statement, such selling shareholder did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities that were being registered.  Each of the selling shareholders has further represented to the Company that they have reviewed the “PLAN OF DISTRIBUTION” section in the prospectus and that the same is true, complete and accurate in every respect with respect to its plan of distribution with respect to the securities of such selling shareholder registered for resale under the Registration Statement.  The “PLAN OF DISTRIBUTION” in the prospectus includes, among other things, a description of the selling efforts that may be utilized by selling shareholders and a statement regarding the use of underwriters, brokers, dealers or agents in connection with the distribution.

Furthermore, in Item 17 of the Registration Statement, the Company undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement on Form S-1 to, among other things, include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Finally, the “PLAN OF DISTRIBUTION” provides, and the selling shareholders have separately acknowledged to the Company in the selling securityholder questionnaires, that they are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, including, without limitation, the anti-manipulation provisions of Regulation M.

From the date of purchase, each of the selling shareholders has borne, and continues to bear, the full economic and market risk of ownership.  In addition, since the date of purchase, selling shareholders have had no mechanism to redeem, put or otherwise require the Company to repurchase the securities.  All of these securities were issued to “accredited investors,” and were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

C.            THE SELLING SHAREHOLDERS’ RELATIONSHIP TO THE ISSUER.

None of the selling shareholders other than Trapeze Capital Corp. and Trapeze Asset Management Inc. (collectively, “Trapeze”), has, or had, any position, office or other material relationship with us or any of our affiliates beyond their investment in or receipt of our securities. Prior to purchasing the convertible notes, Trapeze already held 13,767,776 common shares representing approximately 16.98% of our outstanding shares, plus 2,126,582 common share purchase warrants, each exercisable to purchase a common share at a price of CDN$1.90 per share.  These securities were acquired by Trapeze in a private placement completed on September 27, 2006.  On September 26, 2006, there were 66,635,794 common shares issued and outstanding, 65,010,044 of which were held by persons other than Trapeze, any of Trapeze’s affiliates or any of our affiliates.  We issued 7,594,937 common share units (which consisted of one common share and approximately 0.28 of a common share warrant that is exercisable through February 27, 2008 at an exercise price of CDN$1.90 per share) and 6,172,839 flow-through common shares (including common shares and flow-through common shares) in this private placement, all of which were purchased by Trapeze.  The number of common shares (including common shares and flow-through common shares) issued in this private placement represented approximately 21.18% of our public float, calculated by taking the number of common shares issued (including common shares and flow-through common shares) in connection with the private placement and dividing that number by the number of shares issued and outstanding prior to this private placement and held by persons other than Trapeze, any of Trapeze’s affiliates or any of our affiliates.

Trapeze has never sold any of the securities that it has purchased from the Company.  Therefore, Trapeze has already demonstrated that it is a long-term holder of Storm Cat securities and is not acting as a conduit to distribute Company securities to the public.  Trapeze participated in the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes private placements to prevent dilution of its investment in the Company.  Trapeze has represented to the Company, among other things, that (a) Trapeze has acquired the securities to be registered for resale under the Registration Statement in the ordinary course of business and (b) at the time of purchase of the securities registered for resale under the Registration Statement, such Trapeze did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities that were being registered.

D.            THE AMOUNT OF SHARES INVOLVED.

The Company currently has 81,087,320 common shares outstanding and is requesting registration of 21,882,826 common shares (27% of the outstanding).  Of the total outstanding common shares, 15,543,004 shares are held by affiliates and 65,544,316 shares are in the public float.  Therefore, we are asking to register 33% of our public float.

We acknowledge that we have a currently effective S-1 (333-141002), which registered for resale 20,920,529 common shares.  However, we note that none of the selling shareholders has converted any of their Series A Subordinated Convertible Notes or Series B Subordinated Convertible Notes and none of our common shares have been sold pursuant to such effective registration statement.  In addition, as noted above, it is unlikely that any of the selling shareholders will convert their Series A Subordinated Convertible Notes or Series B Subordinated Convertible Notes into common shares in the near future because the conversion price of $1.17 per share is far above the current market price for the common shares.  On January 18, 2008, the closing price of our common shares on the American Stock Exchange was $0.75.

Staff interpretive positions have clearly indicated that simply registering a large percentage of the public float does not automatically result in a secondary offering.  For example, Interpretation D.44 of the Telephone Interpretations Manual describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block.  That person will sell the block in a registered ‘at-the-market’ equity offering.  Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant.  A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Interpretation H.20, regarding the use of Form S-3 to effect secondary offerings, provides:

“A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer.  The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent From S-3 standards applicable to primary offerings by issuers.  The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.  However, if the percentage is too high, it must be examined on a case-by-case basis.” (emphasis added)

These interpretive positions support our position that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  It is clear that the offerings to be made pursuant to this S-1 and the currently effective S-1 are not being made on behalf of the issuer.  Furthermore, the only selling shareholder that is affiliated with the Company is Trapeze.  There are no facts that indicate that Trapeze is acting as an underwriter on behalf of the issuer.  However, several facts clearly indicate that none of the selling shareholders are acting as an underwriter on behalf of the issuer, including, but not limited to, the length of time the selling shareholders have held the securities, the representations made by the selling shareholders in connection with the private placements and the conversion price for the common shares.  With these factors, we again request registration of 21,882,826 shares.

E.	WHETHER THE SELLING SHAREHOLDERS ARE IN THE BUSINESS OF UNDERWRITING SECURITIES.

Among the selling shareholders, none is involved in the business of underwriting securities, except UBS AG Canada Branch.  While UBS AG Canada Branch and/or its affiliates routinely act as an underwriter in the investment banking industry, UBS AG Canada Branch has not purchased the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes in its underwriting capacity, it has purchased the notes as nominee for a third-party investor.  In addition, each selling shareholder, including UBS AG Canada Branch, represented and warranted to the Company that such selling shareholder was not purchasing the Series A Subordinated Convertible Notes and/or the Series B Subordinated Convertible Notes with a view to the resale or distribution of any part thereof in violation of the Securities Act, and that such selling shareholder had no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act.  In addition, with the exception of Kellogg Capital Group LLC, each selling shareholder represented and warranted that such selling shareholder was not a registered broker dealer or an entity engaged in the business of being a broker dealer.

There are a number of reasons why an investor wants shares registered other than because it has a present intention to sell those shares.  Certain selling shareholders may be required to mark their portfolios to market.  If portfolio securities are not registered, such investors are required to reflect the value of those securities at a significant discount to market to reflect an illiquidity discount.  The portfolio valuation is the same regardless of whether the investor intends to dispose of the shares or to hold them for an indefinite time period.  In addition, certain selling shareholders are fiduciaries of other people’s money.  As such, they have a responsibility to their investors to maintain maximum flexibility.  Therefore, they will want their shares registered so that they can take advantage of market opportunities and have an exit strategy for their investment.  In addition, certain shares which are registered are eligible to be used as margin collateral under the Federal Reserve’s margin regulations.  Restricted securities are not “margin stock.”

Further, based on current market conditions, it would be difficult for the selling shareholders to effect a distribution of all of the registered shares.  In addition to the fact that the current market price for the Company’s common shares is significantly lower than the conversion price, the current trading volume for the Company’s common shares would make it difficult for the selling shareholders to effect a distribution of the registered shares.  The average daily trading volume of the Storm Cat common shares on the American Stock Exchange is approximately 187,000 shares and the average daily trading volume of the Storm Cat common shares on the Toronto Stock Exchange is approximately 94,600.  If all of the selling shareholders attempted to liquidate the common shares registered pursuant to this S-1 alone in the open market, it would take the selling shareholders approximately 77 days to do so, assuming no other person sold any common shares during this same period – including no sales of common shares sold pursuant to the currently effective registration statement.  If they accounted for half of the daily trading volume, it would take them approximately 154 days.

In addition, there are no indicia that any of the selling shareholders is engaged in a “distribution” or have an intention to distribute the common shares they have the right to acquire.  Under the SEC’s Regulation M rules, a “distribution” requires special selling efforts.  See Rule 100(b) of Regulation M which defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added).

Accordingly, the mere size of a potential offering does not result in a proposed sale being classified as a “distribution.”  Special selling efforts and selling methods must be employed before the offering will constitute a distribution.  In this situation, there is no evidence that indicates that any special selling efforts or selling methods have or would take place if all 21,882,826 common shares were registered.  To the Company’s knowledge, none of the selling shareholders have conducted any road shows or taken any other actions to condition or “prime” the market for their common shares.  To have done so would violate the representations made by them in the purchase agreements relating to the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes, which provide, among other tings, that each of them was buying for investment, for their own account and not for the purpose or intent to effect a distribution in violation of the Securities Act.

For the foregoing reasons, the Company believes the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(I)(i) and that all 21,882,826 common shares should be registered at this time.

F.	WHETHER, UNDER ALL THE CIRCUMSTANCES, IT APPEARS THAT THE SELLING SHAREHOLDERS ARE ACTING AS A CONDUIT FOR THE ISSUER.

None of the selling shareholders is acting as a conduit for the issuer.  The only selling shareholder that is affiliated with the issuer is Trapeze. Each selling shareholder is an investor and made an independent investment decision to acquire the Series A Subordinated Convertible Notes and/or the Series B Subordinated Convertible Notes.  None of the selling shareholders are in the underwriting business.  The private placements of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes were negotiated at arm’s length terms with immediate and continuing economic and market risk.

In its evaluation of this comment, the Company also considered the issues raised by the Staff in SEC Release No. 33-4936 (December 9, 1968), specifically the stop order opinion issued by the Staff in connection with the Hazel Bishop Co., Inc. registration statement (File No. 2-16761) as described in paragraph 53 of the Release.

Based on all of the facts, circumstances and other matters relating to the Registration Statement, including those set forth above, the Company believes and respectfully submits that the transaction covered by the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  With these factors, we again request registration of 21,882,826 shares.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to our counsel, Richard Mattera at (303) 454-2471 or Chalyse Robinson at (303) 454-2582.

Sincerely,
/s/ Joseph M. Brooker
Joseph M. Brooker
Chief Executive Officer
Storm Cat Energy Corporation
cc:	Donna Levy, Esq.
Richard Mattera, Esq.
Chalyse Robinson, Esq.
Paul Wiesner

1See the SEC Telephone Interpretations Manual, Section D, Rule 415, Number 29.